December 2, 2024

Denise Scots-Knight
Chief Executive Officer
Mereo BioPharma Group plc
One Cavendish Place, 4th Floor
London, W1G 0QF United Kingdom

       Re: Mereo BioPharma Group plc
           Registration Statement on Form S-3
           Filed November 25, 2024
           File No. 333-283439
Dear Denise Scots-Knight:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   David Bakst, Esq.